FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 6, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for January 6, 2009 and incorporated by reference herein is the Registrant’s immediate report dated January 6, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 6, 2009

BluePhoenix Announces Executive Management Changes

Arik Kilman Appointed Executive Chairman of the Board Of Directors

Yaron Tchwella Promoted To CEO

HERZLIYA, Israel, January 6, 2009 – BluePhoenix Solutions (Nasdaq: BPHX), the leader in value-driven legacy IT modernization solutions, today announced new appointments to the offices of Chief Executive Officer and Chairman of the Board. These appointments are effective immediately.

Arik Kilman, who has served as Chief Executive Officer of BluePhoenix since May 2003, has been named Executive Chairman of the Board. In this position he will maintain a leadership role, responsible for the strategic direction of the company, with a specific focus on the development of key strategic relationships with partners and customers, the management of major sales opportunities, and mergers and acquisitions.

“I take great satisfaction in seeing all that we have achieved in BluePhoenix during my tenure as CEO, and I am increasingly excited about our future,” said Mr. Kilman. “We enter 2009 in excellent financial position, with a market opportunity that is still growing, and an ever-improving business proposition for our customers. Our balance sheet is at its strongest level in our history and our reputation within the industry is unmatched. Yaron Tchwella has injected a tremendous energy into the business since his arrival, and it is clear that he will be an excellent CEO to lead the company forward. We will continue to work closely together and I am looking forward to a future of continued growth in financial performance and shareholder value creation at BluePhoenix.”

Yaron Tchwella, who joined the company as President in August 2008, has been promoted to the position of Chief Executive Officer. Since his arrival at BluePhoenix, Mr. Tchwella has worked closely with Mr. Kilman and the entire BluePhoenix management team, and played a pivotal role in the company’s recently completed comprehensive strategic review and action plan. He has additionally assumed a central role in the company’s shareholder relations initiatives.

Gur Shomrom, member of the Board of Directors, said “The BluePhoenix board is pleased to announce these new appointments for Mr. Kilman and Mr.. The board would like to thank Mr. Kilman for his accomplishments as CEO and we wish him success as Executive Chairman of the Board.” Mr. Shomrom added “Yaron has demonstrated tremendous drive and management acumen since joining BluePhoenix as we had anticipated. His promotion represents the successful culmination of the management changeover program that we initiated.”

“I am honored to takeover in the seat that Arik filled so effectively for the last six years,” said Mr. Tchwella. “I assume leadership of a strong global enterprise uniquely positioned to capitalize on the macro trends driving IT modernization. The opportunities for BluePhoenix are truly great and I am relishing the challenge of working with the BluePhoenix team to continue to grow the business.”

About BluePhoenix Solutions
BluePhoenix Solutions (Nasdaq: BPHX – News) is the leading provider of value-driven legacy IT modernization solutions. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Forward Looking Statement
Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the ability to reach a definitive agreement with respect to the sale of our interest in Mainsoft, the ability to complete the sale of our interest in Mainsoft if a definitive agreement is reached (including obtaining the approval of the requisite vote of Mainsoft’s other shareholders, market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Relations Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden IR
+972 99526100	(212) 946-2849
vsagiv@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden IR
(602) 476-1821
jeff@haydenir.com